UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM 12b-25

NOTIFICATION OF LATE FILING

                                           SEC File No: 000-23319

FORM 10-QSB FOR THE PERIOD ENDING March 31, 2004

PART I - REGISTRANT INFORMATION

Full Name of Registrant

Avani International Group Inc.

Address of Principal Executive Offices

#328-17 Fawcett Road, Coquitlam, B.C. (Canada) V3K 6V2

PART II - Rule 12b-25(b) and (c)

The registrant seeks relief pursuant to Rule 12b-25(c) and represents that the subject report could not be filed without an unreasonable effort as described in Part III.

(a)

See Part III.

(b)

The subject report will be filed on or before May 20, 2004.

(c)

No attachments

PART III - NARRATIVE

Due to unforeseen event, the Company is unable to complete its Form 10-QSB. Consequently, the Company could not complete the Form 10-QSB without an unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Windy Lam (604) 525-2386

(2) Have all other reports required to be filed under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?

Yes.

(3) Is it anticipated that any significant change in results in operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes.

Total revenues for the three month period in 2004 are estimated to be $370,130 compared with $59,354 for the three month period in 2003. The Company is attempting to ascertain whether the results of operations of Avani O2 Water Sdn. Bhd., a Malaysian company (“Avani O2”) are to be included in the Company’s financial statements. As disclosed in the Company prior annual and quarterly reports, the Company has entered into significant transactions with Avani O2, and due to the nature of these transactions, the Company may be required to include the Avani O2’s results of operations in its financial statements, in which event, the total revenues estimated above will be revised.

AVANI INTERNATIONAL GROUP INC.

May 13, 2004                             /s/ Dennis Robinson

                                         Dennis Robinson

                                         Chief Accounting Officer

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